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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

July 10, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7561

Attention:                                               Max A. Webb
J. Nolan McWilliams
Heather Clark
Linda Cvrkel

Re:                             Israel Chemicals Ltd.

Amendment No. 2 to

Confidential Draft Registration Statement on Form F-1

Submitted June 13, 2014

CIK No. 0000941221

Ladies and Gentlemen:

By letter dated June 19, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 2 to the draft Registration Statement on Form F-1 (the “Registration Statement”) of Israel Chemicals Ltd. (the “Company”) relating to a proposed offering in the United States of the Company’s ordinary shares (the “Shares”). The Company is providing responses to your comments as indicated below.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers in the Registration Statement are to page numbers in the marked copy of the Registration Statement provided to you today, which reflects changes made to the Registration Statement submitted for confidential review to the Staff on June 13, 2014. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.              Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of your Form F-1 registration statement.

The Company will file a currently dated consent upon public filing of the Registration Statement.

Mineral Extractions and Mining Operations, page 126

Concessions and Mining Rights, page 140

2.              We note from page 141 that the State of Israel is claiming underpayment of royalties of $265 million for the years 2000 through 2009, with the addition of interest and linkage differences, and a change in the method of calculating royalty payments from the sale of metal magnesium.  We also note from the disclosure on page 141 that despite the arbitration proceeding ruling in favor of the State of Israel, you recorded a provision of $135 million for the second quarter of 2014 due to the implementation of the partial arbitration decision for the years 2000 through the end of the first quarter of 2014.  Given that the provision recognized in your second quarter 2014 financial statements of $135 million differs significantly from the underpayment claim by the State of Israel, please explain in further detail the method and assumptions used to determine the amount recorded in your financial statements.  As part of your response, please also explain why the amount recognized in your financial statements differs materially from the amount the State of Israel claims is underpaid.  Refer to paragraphs 36 through 50 of IAS 37.

As noted in the Registration Statement, The Dead Sea Concession Law, 1961, grants the Company a concession to the Dead Sea and requires payments of royalties. The Company has historically calculated and paid royalties based on the sales price of these minerals when sold by the subsidiary that extracted the minerals (the “extracting subsidiary”) to other subsidiaries for further downstream processing or to third parties. In the arbitration proceeding, the State of Israel (the “State”) claimed that the Company owed an additional $265 million in potash and bromine royalties for the period from 2000 through 2009, plus interest. The State did not quantify a claim for periods after 2009, although royalties would be payable for subsequent periods based on the same methodology. In establishing its claim, the State made estimates about the sales prices and the Company’s cost structure, as certain costs are deductible from the payment of royalties as described below.

The arbitrators released a partial award on May 19, 2014 only with respect to certain fundamental questions relating to the liability to pay royalties on downstream products. The arbitrators determined that the Company has to pay royalties on downstream products and that the royalties calculation should be according to the formula set forth in the concession. Pursuant to paragraph 15 of the concession, as the Company applied it based on this partial award, royalties on these downstream products would be paid based on the Company’s actual sales price of the product, after deducting 115% of appropriate expenses for raw materials not extracted from the Dead Sea, 100% of the appropriate packing, sales commission and transportation expenses, and an additional 10% of the remaining amount. The financial calculation will be resolved during the next phase of the arbitration.

Following the partial award, in the second quarter the Company recorded a $135 million after-tax provision for fiscal year 2000 through the first quarter of 2014, which comprises additional royalty payments of approximately $150 million (of which a total of $100 million related to the period through 2009) plus $30 million for interest, minus a tax deduction of $45 million.

One principal factor accounting for the difference between the $265 million pre-tax claim by the State for periods through 2009 and the $100 million pre-tax amount through 2009 used in the Company’s calculation of the $135 million provision (net of tax) is the fact that the State’s claim for royalties was based on assumed sales prices that were calculated using prices from transactions not involving the Company and therefore not appropriate for use in the paragraph 15 calculation, thus reflecting an incorrect method by which the royalties were calculated. The Company however, has made its calculation (and made historical royalty payments) based on actual selling prices to third parties. This represented approximately $80 million of the difference between the $265 million pre-tax claim and the $100 million pre-tax amount used in the Company’s calculation of the provision.

The second principal factor accounting for the difference is that the Company’s calculation used its actual data for its expenses that are deductible in calculating royalties, compared to the lower estimates that the State used for purposes of calculating its $265 million claim, which were not based on the Company’s correct data and did not reflect, according to the Company’s belief, the proper expenses for raw materials and other expenses that can be deducted, as described above. This represented approximately $85 million of the difference between the $265 million pre-tax claim and the $100 million pre-tax amount used in the Company’s calculation of the provision.

In accordance with paragraphs 36, 38 and 40 of IAS 37, the Company calculated the provision based on the partial arbitration award and management’s estimates (as well as actual data, where available) regarding the sales prices and deductible costs, as described above. According to the Company’s assessment, some of the State’s claims are based on inaccurate data (as detailed above), and were therefore not fully incorporated in determining the amount of the provision. Other possible outcomes may be higher or lower than the Company’s best estimate according to which the provision was recognized, depending on the results of the second phase of the arbitration. However, based on the Company’s assessment, the amount of the provision reflects the most likely outcome with respect to the final amount to be paid, as required under IAS 37.

Due to the fact that the financial calculation is yet to be determined and may change as a result of different interpretations by the State, the ultimate amount may differ significantly from this provision. The Company is not able to measure the additional exposure, as it presently exists.

The Company has included disclosure about this uncertainty on page 142 of the Registration Statement.

3.              In a related matter, we note that the ruling from the arbitrator was issued on May 19, 2014, or five days after your March 31, 2014 financial statements were authorized for issuance.  Please tell us why your financial statements for the first quarter 2014 were authorized for issuance on May 14, 2014 when you expected an arbitrator’s ruling in the near future.  We may have further comment upon receipt of your response.

The Company has informed us that, as it is a reporting company in Israel, it regularly releases its first quarter results at or about the middle of May (and similarly releases its quarterly results for other quarters approximately 45 days after quarter end). The Company scheduled its first quarter release based on an internal calendar generated approximately one year earlier, and had publicly announced, on its internet site, the May 14, 2014 planned release date more than one month earlier on April 8, and then via email to its IR mailing list on April 22, with subsequent email invitations to investors on May 1 and May 8. The Company was first notified of the timing of the arbitration award on May 15, 2014, which was after it issued its results for the first quarter. Moreover, the Company’s counsel had provided an opinion (which the Company had relied upon in deciding not to establish a provision in its financial statements) that the Company should prevail in the arbitration, and the Company had no reason to expect the contrary. Accordingly, the Company did not in any way schedule the release of its financial statements based on the arbitration proceeding or to defer the recording of any provision.

4.              In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred, please disclose an estimate of the additional loss or range of loss.  Refer to paragraphs 85 and 86 of IAS 37.

Regarding the disclosure requirements of paragraph 85 of IAS 37, as discussed on page 142 of the Registration Statement and in comment 2 above, the arbitrators still need to determine the financial calculations, which are expected to primarily involve determining the appropriate sales prices, the amount properly deducted from sales prices for raw materials and other appropriate deductions, and the amount of interest owed, if any. The Company believes that its calculation, which led to it recording the $135 million provision described above, is correct, but there is a possibility that the State could argue for a different calculation. The Company has included disclosure about this uncertainty on page 142 of the Registration Statement, but respectfully informs the Staff that it cannot estimate the additional loss until the State submits its proposed calculations and makes a claim. The Company has added certain additional disclosure to page 142 clarify this.

Regarding the disclosure requirements of paragraph 86 of IAS 37, the Company respectfully advises the Staff that in accordance with KPMG’s INSIGHTS INTO IFRS (see below), additional amounts which may be payable beyond the provision recognized are not a contingent liability. Therefore, additional disclosures in accordance with paragraph 86 of IAS 37 are not required. Please see below the relevant reference from INSIGHTS INTO IFRS, KPMG’s practical guide to International Financial Reporting Standards, 10th edition, 2013/14, par. 3.12.110.40, page 655:

“In our view, when a provision is measured at its best estimate, which is less than the amount that could be payable, the difference between the two amounts is not a contingent liability.”

5.              Furthermore, given the significance of the provision recognized during the second quarter of 2014, please revise your liquidity discussion in MD&A to discuss the provision recorded including the nature of the proceedings that lead to the provision, the amount recorded and the amount claimed by the state of Israel.

The Company has added additional disclosure as requested on pages 72 to 73 of the Registration Statement.

Israel, page 146

6.              We note you calculate your cut-off grade and current mineral reserves using an average of the previous three years’ market price and your operating costs to ensure economic viability.  Please modify your filing and clearly state the three-year average market price used to calculate your reserves.

The Company has revised the disclosure as requested (see pages 148, 149, 151 and 152 of the Registration Statement).

March 31, 2014 Interim Financial Statements, page F-119

Notes to the condensed consolidated interim financial statements, page F-127

Note 6 —  Additional Information, page F-134

7.              Your response to our prior comment 5 indicates that you believe that all disclosures required by IAS 37 regarding the $51 million tax provision are provided in your financial statements.  However, we continue to believe that additional disclosures regarding the uncertainties surrounding this provision should be provided in the notes to your financial statements.  Accordingly, please revise the notes to your financial statements to disclose an indication of the uncertainties about the amount or timing of the outflow of cash required to pay the taxes, including the major assumptions made in determining the amount recorded.  Refer to paragraph 85(b) of IAS 37.

In response to the Staff’s comment, the Company wishes to clarify that the tax provision in the amount of approximately $51 million was based on the principles agreed upon in the discussions with the relevant tax authorities. Accordingly, considering that there were no significant uncertainties regarding the provision amount and the immateriality of the difference between the full exposure and provision recognized, the Company believes that no additional disclosure is required. Moreover, the Company wishes to inform the Staff that following the last submission of the draft Registration Statement, the Company has finalized and signed the abovementioned agreement with the relevant tax authorities.

The Company has revised the disclosure on page 73 of the Registration Statement.

* * *

The Company and we very much appreciate the Staff’s continued willingness to review the draft Registration Statement on a confidential basis.

If you have any questions regarding this submission, please call me at (212) 450-4111.

Very truly yours,

Michael Kaplan

Enclosures

CC:	Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary (Israel Chemicals Ltd.)
Avi Doitchman, Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management (Israel Chemicals Ltd.)
Leslie N. Silverman (Cleary Gottlieb Steen & Hamilton LLP)
Adam M. Klein (Goldfarb Seligman & Co.)
Adva Bitan (Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.)
Zion Amsalem (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)
Ofer Sela (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Via EDGAR